Exhibit 99.3
CHINA FINANCE ONLINE CO. LIMITED
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)
REPRESENTING ORDINARY SHARES OF
CHINA FINANCE ONLINE CO. LIMITED

ORDINARY RESOLUTIONS
1(i).	To re-elect Kheng Nam Lee as director to serve for the ensuing two years and until his successor is elected and duly qualified.

1(ii).	To re-elect Fansheng Guo as director to serve for the ensuing two years and until his successor is elected and duly qualified.

2.	To approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of our next annual general meeting to be held in 2009 and to authorize the board of directors to determine their remuneration.

3.	To consider and approve the audited consolidated financial statements for the fiscal year ending on or as of December 31, 2007 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.

4.	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

China Finance Online Co. Limited
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) for holders of Ordinary Shares of China Finance Online Co. Limited (the “Company”) will be held at the offices of the Company, located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China, on Monday, June 30, 2008, at 10:00 a.m. for the purposes set forth on this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting the Resolutions proposed, or any of them, at the Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A., the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., June 25, 2008. Only the registered holders of record at the close of business on May 30, 2008 are entitled to execute the attached Voting Instruction Card.
The signatory, a holder of record as of the close of business on May 30, 2008 of ADSs representing Ordinary Shares of the Company, hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company, represented by ADSs, registered in the name of the signatory, at the Meeting of the Company.
These instructions, when properly signed and dated, will be voted in the manner directed herein. If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying shares represented by the signatory’s ADSs will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given, or if no properly completed Voting Instruction Card is actually received by the Depositary before 3:00 p.m., June 25, 2008 or in the manner required, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is Mr. Zhiwei Zhao, CEO of the Company, with full power to exercise the voting rights under the Ordinary Shares represented by you ADSs and with full power to each of substitution.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., June 25, 2008.
Our annual report on Form 20-F containing consolidated financial statements as of and for the fiscal year ending December 31, 2007, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the SEC’s website at www.sec.gov.
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.